Filed Pursuant to Rule 424(b)(2)
Registration No. 333-182527

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 3, 2012)

General Electric Capital Corporation

$1,000,000,000

Variable Denomination Floating

Rate Demand Notes

GE Interest Plus for Businesses

The GE Interest Plus for Businesses Notes (the “Notes”) are designed to provide you with a convenient means of investing funds directly in General Electric Capital Corporation (“GE Capital”). The Notes pay a floating rate of interest which will vary as determined by the GE Interest Plus Committee. The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the Securities and Exchange Commission in accordance with Rule 424(b) under the Securities Act of 1933.

An investment in the Notes involves risks. You should carefully consider the following risk factors and the risks described under “Risk Factors” on page 1 of the accompanying prospectus, as well as the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement.

•	We reserve the right to modify, withdraw, or cancel the offer made by this prospectus supplement, the accompanying prospectus and any applicable pricing supplement at any time.

•

The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Notes are not a brokerage account with GE Capital Markets, Inc. or any other broker-dealer and are not protected by the Securities Investor Protection Corporation under the Securities Investors Protection Act of 1970.

•

The Notes are not a money market fund, in which investors purchase an equity interest in a diversified fund consisting of investments in short term debt securities of many companies, and are not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974, as amended.

•

All investments in the Notes are senior, unsecured obligations of GE Capital and are not obligations of or guaranteed by General Electric Company, the Agent Bank or any other company. It is possible to lose money if GE Capital becomes unable to pay its debts.

•

The floating interest rate on investments in the Notes may not provide a basis for comparison with other investments which use a different method of calculating a variable yield or which pay a fixed yield for a stated period of time. The all-in return may also vary between this and other investments based on the frequency of reinvestment of interest earned. See “The GE Interest Plus For Businesses Notes — Interest” below for a detailed description of how interest is calculated and paid.

•	The Notes are not listed on any securities exchange and there is no secondary market for the Notes.

For information regarding the GE Interest Plus for Businesses Notes, please call 1-888-674-4138 or access our website at www.geinterestplus.com/businesses.

Please read this prospectus supplement, the accompanying prospectus and any applicable pricing supplement hereto carefully and retain for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

The Notes may be offered through GE Capital Markets, Inc, a registered broker-dealer and wholly-owned subsidiary of GE Capital. GE Capital has designated GE Capital Markets, Inc to act as agent on behalf of GE Capital in offering the Notes in certain jurisdictions.

Prospectus Supplement dated July 3, 2012.

Prospectus Supplement
SUMMARY	S-3
THE GE INTEREST PLUS FOR BUSINESS NOTES	S-4
PLAN OF DISTRIBUTION	S-7

Prospectus
RISK FACTORS	1
ABOUT THIS PROSPECTUS	3
WHERE YOU CAN GET MORE INFORMATION ON GE CAPITAL	3
FORWARD-LOOKING STATEMENTS	4
THE COMPANY	5
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	6
USE OF PROCEEDS	6
CERTAIN TERMS OF THE NOTES	6
PLAN OF DISTRIBUTION	9
LEGAL OPINION	10
EXPERTS	10

SUMMARY

Issuer	General Electric Capital Corporation

Principal Executive Offices of GE Capital	901 Main Avenue, Norwalk, CT 06851-1168 (Telephone: (203) 840-6300)

Title	Variable Denomination Floating Rate Demand Notes

Amount	Up to $1,000,000,000 aggregate initial offering price

Agent Bank	The Huntington National Bank, or a successor agent thereto

Servicing Agent	Open Solutions, Inc. , or a successor agent thereto

Investment Options	• Quick Invest — see page S-5 • Check Mailed to Agent Bank — see page S-6 • Wire Transfer — see page S-6

Redemption Options	• Quick Redemption — see page S-6 • Written Redemption — see page S-7 • Wire Redemption — see page S-7

Status	The Notes are unsecured and rank equally and ratably with all other unsecured and unsubordinated indebtedness of GE Capital. GE Capital had outstanding approximately $349.2 billion in senior, unsecured debt obligations as of March 31, 2012, that rank equally with the Notes.

Interest	The Notes pay a floating rate of interest, which will vary as determined by the GE Interest Plus Committee. The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the SEC.

Principal	The principal amount of your Notes is equal to the total amount of your investments plus accrued and reinvested interest, less fees, if any, and your redemptions.

Fees	We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, fees for wire redemptions, for paper copies of historical statements and tax forms, investment checks returned for insufficient funds and for other services. We will disclose any new fees or changes to existing fees in future prospectus supplements filed with the SEC.

Redemption at Option of GE Capital	The Notes are redeemable by GE Capital at any time — see page S-7.

Form of Notes	The Notes are offered by prospectus only to businesses whose registered addresses are in the United States. The Notes are in uncertificated form.

Taxation	Interest earned on the Notes is subject to taxation regardless of whether such interest is reinvested. Backup withholding and information reporting may apply to certain persons — see page 9 of the accompanying prospectus.

Trustee	The Bank of New York Mellon, as successor trustee, under an Indenture dated as of January 25, 2001.

You should rely only on the information provided in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement or incorporated by reference. We have authorized no one to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any applicable pricing supplement is accurate as of any date other than their respective dates.

References in this prospectus supplement to “GE Capital,” “we,” “us” and “our” are to General Electric Capital Corporation.

THE GE INTEREST PLUS FOR BUSINESSES NOTES

Interest

The Notes will have no stated maturity and will earn interest at floating rates, to be determined by the GE Interest Plus Committee. Rates vary by an investor’s principal amount of Notes or other factors as determined by the GE Interest Plus Committee. Interest on the Notes will accrue daily. The rate of interest paid for any period on the Notes is not an indication or representation of future rates. Accrued interest will be credited and automatically reinvested in additional Notes monthly and will begin to accrue interest on the first day following the date of such reinvestment.

Fees

We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, fees for wire redemptions, for paper copies of historical statements and tax forms, investment checks drawing funds from a bank account returned for insufficient funds and for other services. We will disclose any new fees or changes to existing fees in future prospectus supplements filed with the SEC. Any applicable fees will be directly debited from the aggregate principal amount of your Notes.

Investor Statements

You will receive regular statements (via mail or electronically) showing a summary of all of your transactions in the Notes, interest earned, the principal amount of Notes held by you at the open and close of the period, and other important information.

Obligation to Review Investment Activity and Maintain Accurate Information On File With Us

You are responsible for promptly examining each monthly statement to determine the accuracy of all redemptions and investment activity that month. If your statement shows activity that you did not authorize, notify us at once. If you fail to promptly report an unauthorized redemption, you may not be able to recover any losses resulting from the redemption. In addition, you must promptly provide the Servicing Agent with notice of any change in your address. If your registered investment address is not kept up to date and mail is returned to us by the United States Post Office and we cannot locate you, we may be required after a specified time period to remit your investment as abandoned property as required by applicable state unclaimed property law. You must update your address in writing. Address change requests must include your investment number and be signed by a person authorized to act with respect to the investment.

Minimum Investment

The minimum investment is $500. If your total investment falls below $500, we have the right to redeem all of your investment. Before we redeem your investment we will give you at least 30 days prior written notice reminding you of the minimum and indicating a redemption date if you neglect to bring your total investment to the minimum level required within 30 days of the date of notice.

How to Invest

To invest in the Notes, complete an application online, print it and mail it to us at GE Interest Plus for Businesses, P.O. Box 6293, Rantoul, IL 61866. Once your investment account has been opened, you will be notified via email and can then login to our eService website to make your initial investment by transferring funds from your linked bank account to your new investment account (Quick Invest service). Your investment must be funded in this manner within 30 days of opening or your investment account will be closed.

After your initial investment in the Notes, you may invest in additional Notes at any time, without charge, by any of the following methods:

BY QUICK INVEST.    If you are enrolled in the “Quick Invest” service, you may use the automated phone system at any time during regular business hours or our online eService website at any time to withdraw any amount of funds (minimum $25) from your pre-designated bank checking or operating account and invest the funds in additional Notes through an electronic automated clearinghouse (ACH) transfer. To set up “Quick Invest,” you must have provided us with a voided blank check or operating account statement to verify your bank account or by completing the bank account verification process online. Your investment will be made and interest will begin to accrue on the same day your money is transferred. Investments made by ACH cannot be redeemed until the later of three business days after the electronic transfer is first completed or when the electronic transfer clears.

BY CHECK MAILED TO AGENT BANK.    Mail your investment check to: GE Interest Plus For Businesses, P.O. Box 6293, Rantoul, IL 61866. Investment checks should be made payable to “GE Interest Plus For Businesses” or the investor’s name. Investment checks must be drawn on a bank located in the U.S. and be in U.S. dollars. Your investment will be made and interest will begin to accrue on the first business day that the Agent Bank’s processing unit receives your check provided that the check is received prior to 3:00 p.m. Eastern Time. Investments made by check cannot be redeemed until the later of seven business days after the check is first invested in the Notes or when the check clears.

BY WIRE TRANSFER.    Wire funds from your linked bank account to GE Interest Plus for Businesses, The Huntington National Bank, Indianapolis, IN, ABA No. 274070442. Include your name and investment number in the wire instruction. Wires may only be originated from a bank located in the U.S. and must be payable in U.S. dollars. Your investment will be made and you will begin earning interest on the same business day the wire is received provided that the funds have been received by 2:30 p.m. Eastern Time. Investments made by wire transfer can be redeemed one business day after the date of credit.

All investments must be made in U.S. dollars drawn on a U.S. bank located in the U.S.

For purposes of investments in the Notes, a “business day” is a day on which both the Agent Bank and the Federal Reserve Bank of Chicago are fully open for business.

How To Redeem

You may redeem any part of your Notes at any time as described below. Interest on redeemed investments will accrue to, but not including, the date of redemption. You may redeem all of your Notes only by use of the written redemption option described below. The Notes may not be redeemed through externally generated ACH transactions.

QUICK REDEMPTION.    If you are enrolled in the “Quick Redemption” service, you may instruct the Servicing Agent, through the automated telephone line or through our eService website, to redeem your GE Interest Plus Notes (minimum of $25 per redemption) and have the proceeds transferred to your pre-designated bank account through an ACH transfer. To use this option you must have provided us with a voided blank check or operating account statement to verify your bank account or by completing the bank account verification process online. After you enter your

Quick Redemption transaction into our automated phone system or eService website, you will be provided with the date that the redemption proceeds will be transferred. Interest will accrue on your Notes to, but not including, the business day on which the redemption proceeds are transferred.

WRITTEN REDEMPTION.    You may redeem any part of or all of your Notes by written request, including the signature(s) of individual(s) who have been authorized to act on behalf of your business. A check, payable to the registered owner(s), for the requested amount (or in an amount equal to the principal amount of your Notes if you are redeeming all of your Notes) will be mailed to the registered noteholder’s address.

WIRE REDEMPTION.    You can redeem any part of your Notes, subject to a $2,500 minimum, by wire transfer if you have pre-authorized the wire redemption option. Wire redemption proceeds can only be wired to the U.S. bank account you have designated on your application or on your Wire Redemption enrollment form. To change this designation, you must send in the form signed by a person authorized to act with respect to the investment. All signatures must be notarized and a copy of the authorized person’s identification attached. Funds will be wired on the same business day as the receipt of your wire redemption request, provided that your request is received by the Agent Bank by 12:00 noon Eastern Time. Wire redemption requests received after 12:00 noon Eastern Time on any business day will be processed on the next business day. If your designated bank is not a member of the Federal Reserve system, there may be a delay in wiring funds. Each wire transfer will incur a processing charge of $15 from the Agent Bank, and may also incur an additional charge from your bank or financial institution. The Agent Bank’s records of the wire instructions are binding.

Optional Redemption by GE Capital

We may redeem, at any time at our option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot, or pro rata, or by any other method that is deemed fair and appropriate by the Trustee for the Notes, except that we may redeem all of the Notes not meeting guidelines established from time to time by the GE Interest Plus Committee. We will give at least 30 days prior written notice to you if we decide to redeem your Notes. The Notes (or portion thereof) being so redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption, will be paid by check to the registered holder of the Notes, less any tax withholding, if applicable. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption.

PLAN OF DISTRIBUTION

The Notes are offered in the United States only, on a continuing basis by GE Capital. GE Capital has designated GE Capital Markets, Inc., a broker-dealer registered with the SEC and wholly-owned subsidiary of GE Capital, to act as agent on behalf of GE Capital in offering the Notes in certain jurisdictions. No commissions will be paid to such agent for any sales of the Notes. We will pay the agent’s expenses incurred in connection with the offering of the Notes. GE Capital Markets, Inc. may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in connection with such indemnification. We also may from time to time designate other agents through whom Notes may be offered.

The Notes are being offered only to businesses whose registered addresses are in the United States. If at any time your registered address is outside of the United States, we may redeem all of your Notes. See above “The GE Interest Plus for Businesses Notes — Optional Redemption By GE Capital.” We reserve the right to withdraw, cancel or modify the offer to sell Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

You should rely only on the information contained in this document or that we have otherwise referred you to. We have not authorized anyone else to provide you with information that is different. We are not making an offer of these Notes in any state where the offer is not permitted. The information in this document is current only as of the date of this document, regardless of the time of delivery of this document or any sale of the Notes.

For Additional Information Concerning

GE Interest Plus, write to:

GE Interest Plus for Businesses

P.O. Box 6293

Rantoul, IL 61866

For Current Rates and Other Information:

Call 1-888-674-4138 or visit us at

www.geinterestplus.com/businesses

GE Interest Plus® for Businesses

General Electric Capital Corporation

$1,000,000,000

Variable Denomination Floating Rate Notes

Prospectus Supplement July 3, 2012